NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Friday, March 9, 2007

Contact:

Investor Relations

(No.2007-03-05)

Phone (604) 684-2181

                 info@northerncanadian.ca

Northern Canadian Drills Uranium Targets in the Athabasca Basin, CBE Project

Vancouver, British Columbia – March 09, 2007 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce drilling has started at the Collins Bay Extension Project (CBE), in the Athabasca Basin region of Saskatchewan. The Collins Bay Extension (“CBE”) uranium project, is located immediately east and north of Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mine and mill.  The CBE project is exploring for uranium, in areas that are immediately east of the sedimentary cover rocks within the Athabasca Basin.  The Company is exploring is exploring in a region where uranium mineralization occurs in the basement rocks, in areas that have had the overlying Athabasca sandstone removed.  These areas have the potential to host uranium mineralization that is near to the surface, similar to Eagle Point Mine.  The benefits of these targets types are:

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The deposits that have been found in this geological setting contain over 200 million pounds of uranium (resources and production), including Rabbit Lake (32 million pounds U3O8), Eagle Point (110 million pounds U3O8) and Cluff Lake (36 million pounds U3O8).  The deposits are hosted in competent basement rocks, and contain simple metallurgy (uranitite, and no significant cobalt, nickel, or arsenic components).

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Exploration is not complicated by the overlying sedimentary sequence of the Athabasca Basin, making data collection and interpretation more accurate.

The drill program will be completed in the “Central Block” of the Collins Bay Extension project, along strike from Cameco’s Eagle Point Mine, which is located within the Collins Bay fault.  Northern Canadian completed additional processing of historic airborne geophysical data, to identify the possible northeast extension of this important fault zone.  The Company is planning a minimum of 8 core holes, to explore uranium targets that are located in areas are similar to known uranium deposits in the region.  Additional targets will be tested during a phase II drilling program, planned for the 3Q 2007.  Drilling will be completed  by Geotech Drilling Services of Prince George, B.C.

The CBE project contains over 37,000 hectares of contiguous mining claims that are located within 6 kilometers northeast along trend from the Eagle Point uranium mine, and within 2 kilometers east of the historic Rabbit Lake mine.  The claim block covers over 25 kilometers of the strike extension of the Collins Bay structure.  The Eagle Point mine has reserves of approximately 12.5 million pounds U3O8 and the Rabbit Lake mill is the second largest uranium mill in the world, with capacity of 12 million pounds of uranium per year.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources. The Company’s exploration programs are headed by Keith Laskowski (MSc., V.P.-Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota. The Company  has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca